

Mail Stop 4628

June 19, 2018

Rory O'Dare
President, Secretary and Director
Cheval Resources Corporation
1441 Ocean Drive
Vero Beach, FL 32963

> **Re: Cheval Resources Corporation**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed May 24, 2018**
> **File No. 333-215849**

Dear Mr. O'Dare:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement, we may have additional comments. Our references to our prior comments are to comments in our letter of February 28, 2017.

General

1.   Please revise to provide updated financial statements to comply with the guidance in Rule 8-08 of Regulation S-X.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 23

2.   Prior comment six requested that you provide disclosures regarding your change in accountants required by Item 304 of Regulation S-K. The disclosures added in the amended registration statement filed on May 24, 2018 do not provide the disclosures requested. As such, we reissue prior comment six.

Rory O'Dare
Cheval Resources Corporation
June 19, 2018
Page 2

You may contact Mark Wojciechowski, Staff Accountant, at 202-551-3759 or John Cannarella, Staff Accountant, at 202-551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 or Kevin Dougherty, Staff Attorney, at 202-551-3271 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director
Office of Natural Resources